March 30, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935

Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina 27601
File No. 70-10130

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending December 31, 2004, from and after registration of Progress Energy, Inc. (“Progress Energy”) on November 30, 2000:

a.	Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

            None.

b.	The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

Progress Energy’s commercial paper balance at 12/31/04 was $170,149,000.00. Progress Energy issued $1,337,483,000.00 in commercial paper from 10/01/04 through 12/31/04 at a weighted average yield of 2.31% under a $1.13 billion revolving credit facility.

c.

If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

            None.

d.	The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

i) ii) iii) iv)	0 shares of Restricted Common Stock for the Equity Incentive Plan;
313,286 shares of Common Stock for the Investor Plus Plan;
175,391 shares of Common Stock for the Equity Incentive Plan; and
191,436 shares of Common Stock for the Employee 401(k) Plan.

e.	The amount and terms of any Short-term debt issued by CP&L during the quarter.

Carolina Power & Light Company’s (“CP&L’s”) commercial paper balance at 12/31/04 was $130,568,000.00. CP&L issued $915,794,000.00 in commercial paper from 10/01/04 through 12/31/04 at a weighted average yield of 2.35% under a $450 million revolving credit facility.

f.	The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

            None.

g.	The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

            None.

h.

The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.

Guarantor	Beneficiary	Amt (in $)	Purpose of Guarantee & Subsidiary (for which issued)	Date
Progress Energy Progress Energy Progress Energy Progress Energy	San Francisco Unified School District Westar Energy Inc. PJM Interconnection LLC Bank of America, N.A.	33,000,000 1,000,000 1,500,000 16,000,000	Strategic Resource Solutions
Corp. Settlement Agreement

Progress Ventures, Inc.
trading transactions

Progress Ventures, Inc.
trading transactions

Progress Ventures, Inc.
trading and financial
			transactions	9/10/04 10/28/04 11/10/04 12/14/04

i.

The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

Guarantor	Beneficiary	Amt (in $)	Purpose of Guarantee & Subsidiary (for which issued)	Date
Progress Fuels Corporation	Gemma Power Systems LLC	5,250,000	Progress Materials, Inc. CBO project support	10/27/04

j.	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

Entity (in Progress Energy System)	Counterparty	Notional Amount (in $ millions)	Description	Principal Terms	Transaction Date	Maturity Date
Progress Energy Progress Energy Progress Energy Progress Energy	Bank of America Bank of America Deutsche Bank JPMorgan	$200 $100 $100 $100	Swaption Swaption Interest Rate Swap Cash Flow Hedge Interest Rate Swap Cash Flow Hedge	Progress Energy has
  the right to pay
  3.30% fixed and
receive three (3) -
month Libor between
1/3/05 and 12/30/05

Progress Energy has
  the right to pay
  3.30% fixed and
receive three (3) -
month Libor between
1/3/05 and 12/30/05

  Progress Energy
 pays 3.0775% fixed
  and receives one
 (1) - month Libor
  beginning 1/3/05

  Progress Energy
 pays 3.062% fixed
  and receives one
 (1) - month Libor
				beginning 1/3/05	12/2/04 12/3/04 12/22/04 12/22/04	12/30/04 exercise date 12/30/04 exercise date 12/30/05 12/30/05

k.

With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 12/31/04

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy
Progress Ventures, Inc.
Progress Energy Service Company, LLC
Progress Capital Holdings, Inc.
Progress Fuels Corporation
Strategic Resource Solutions Corp.
Progress Rail Services Corporation	$ 590,684,826.60 $0.00 $ 13,608,536.57 $0.00 $0.00 $ 9,232,420.29 $ 61,422,538.06	N/A $ 285,839,163.30 $ 109,976,474.81 $ 208,977,695.95 $ 204,645,180.99 $ 0.00 $ 0.00

The range of interest rates on these borrowings was 1.997% to 3.136%.

Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 12/31/04

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy CP&L Florida Power Corporation	$ 337,443,745.58 $ 17,246,670.14 $ 66,923,300.34	N/A $ 287,335,029.55 $ 178,479,164.55

The range of interest rates on these borrowings was 2.041% to 3.135%.

l.	The market-to-book ratio of Common Stock at the end of the quarterly period.

Progress Energy Common Stock Data (as of December 31, 2004): Total Common Stock Equity (in millions): Market-to-book ratio:	$7,633 1.45

m.	The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

Progress Energy Service Company, LLC invested $1,000,000 for the quarter ended 12/31/04 in NuStart Energy Development LLC, an Intermediate Subsidiary organized by a number of nuclear utility companies, including subsidiaries of other registered holding companies. This investment is reported in this item m. in order to be consistent with the treatment of similar investments made by other registered holding companies contributing to this entity.

n.

With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

             None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the fourth quarter of 2004.

o.	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

Florida Power Corporation Florida Progress Corporation (Progress Capital Holdings, Inc.)	November 23, 2004 November 23, 2004

p.

The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104. None of the investments to be reported confidentially for the fourth quarter of 2004 required state commission approval.

q.	The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

            None.

r.

Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.

PROGRESS ENERGY, INC. CONSOLIDATED BALANCE SHEETS
(in millions) December 31	2004	2003

ASSETS
Utility Plant
Utility plant in service	$ 22,103	$ 21,680
Accumulated depreciation	(8,783)	(8,174)

Utility plant in service, net	13,320	13,506
Held for future use	13	13
Construction work in progress	799	559
Nuclear fuel, net of amortization	231	228

Total Utility Plant, Net	14,363	14,306

Current Assets
Cash and cash equivalents	62	47
Short-term investments	82	226
Receivables	1,084	1,084
Inventory	982	907
Deferred fuel cost	229	270
Deferred income taxes	121	87
Prepayments and other current assets	175	268

Total Current Assets	2,735	2,889

Deferred Debits and Other Assets
Regulatory assets	1,064	598
Nuclear decommissioning trust funds	1,044	938
Diversified business property, net	2,010	2,095
Miscellaneous other property and investments	446	464
Goodwill	3,719	3,726
Prepaid pension costs	42	462
Intangibles, net	337	357
Other assets and deferred debits	233	258

Total Deferred Debits and Other Assets	8,895	8,898

Total Assets	$ 25,993	$ 26,093

PROGRESS ENERGY, INC. CONSOLIDATED BALANCE SHEETS (concluded)
(in millions) December 31	2004	2003

CAPITALIZATION AND LIABILITIES

Common Stock Equity
Common stock without par value, 500 million shares authorized,
247 and 246 million shares issued and outstanding, respectively	$ 5,360	$ 5,270
Unearned restricted shares (1 and 1 million shares, respectively)	(13)	(17)
Unearned ESOP shares (3 and 5 million shares, respectively)	(76)	(89)
Accumulated other comprehensive loss	(164)	(50)
Retained earnings	2,526	2,330

Total Common Stock Equity	7,633	7,444

Preferred Stock of Subsidiaries - Not Subject to Mandatory
Redemption	93	93
Minority Interest	36	30
Long-Term Debt, Affiliate	270	270
Long-Term Debt, Net	9,251	9,664

Total Capitalization	17,283	17,501

Current Liabilities
Current portion of long-term debt	349	868
Accounts payable	742	635
Interest accrued	219	228
Dividends declared	145	140
Short-term obligations	684	4
Customer deposits	180	167
Other current liabilities	742	608

Total Current Liabilities	3,061	2,650

Deferred Credits and Other Liabilities
Noncurrent income tax liabilities	599	701
Accumulated deferred investment tax credits	176	190
Regulatory liabilities	2,654	2,879
Asset retirement obligations	1,282	1,271
Accrued pension and other benefits	562	508
Other liabilities and deferred credits	376	393

Total Deferred Credits and Other Liabilities	5,649	5,942

Commitments and Contingencies

Total Capitalization and Liabilities	$ 25,993	$ 26,093

CAROLINA POWER & LIGHT COMPANY d/b/a PROGRESS ENERGY CAROLINAS, INC. CONSOLIDATED BALANCE SHEETS
(in millions) December 31	2004	2003

ASSETS
Utility Plant
Utility plant in service	$ 13,521	$ 13,331
Accumulated depreciation	(5,806)	(5,307)

Utility plant in service, net	7,715	8,024
Held for future use	5	5
Construction work in progress	379	267
Nuclear fuel, net of amortization	186	159

Total Utility Plant, Net	8,285	8,455

Current Assets
Cash and cash equivalents	18	12
Short-term investments	82	226
Receivables	397	410
Receivables from affiliated companies	20	27
Inventory	390	387
Deferred fuel cost	140	66
Income taxes receivable	59	37
Prepayments and other current assets	76	63

Total Current Assets	1,182	1,228

Deferred Debits and Other Assets
Regulatory assets	473	463
Nuclear decommissioning trust funds	581	505
Miscellaneous other property and investments	158	169
Other assets and deferred debits	108	118

Total Deferred Debits and Other Assets	1,320	1,255

Total Assets	$ 10,787	$ 10,938

CAPITALIZATION AND LIABILITIES
Common Stock Equity
Common stock without par value, authorized 200 million shares,
160 million shares issued and outstanding at December 31	$ 1,975	$ 1,953
Unearned ESOP common stock	(76)	(89)
Accumulated other comprehensive loss	(114)	(7)
Retained earnings	1,287	1,380

Total Common Stock Equity	3,072	3,237
Preferred Stock - Not Subject to Mandatory Redemption	59	59
Long-Term Debt, Net	2,750	3,086

Total Capitalization	5,881	6,382

Current Liabilities
Current portion of long-term debt	300	300
Accounts payable	254	188
Payables to affiliated companies	83	136
Notes payable to affiliated companies	116	25
Interest accrued	77	80
Short-term obligations	221	4
Customer deposits	45	40
Other current liabilities	179	133

Total Current Liabilities	1,275	906

Deferred Credits and Other Liabilities
Noncurrent income tax liabilities	991	1,057
Accumulated deferred investment tax credits	140	148
Regulatory liabilities	1,052	1,149
Asset retirement obligations	924	932
Accrued pension and other benefits	383	207
Other liabilities and deferred credits	141	157

Total Deferred Credits and Other Liabilities	3,631	3,650

Commitments and Contingencies

Total Capitalization and Liabilities	$ 10,787	$ 10,938

s.

A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy’s consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

Progress Energy
Balance 9/30/04
Current earnings
Current earnings from exempt projects
Common dividends
Balance 12/31/04

CP&L
Balance 9/30/04
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 12/31/04

Florida Progress Corporation

Balance 9/30/04
Current earnings
Dividend of cash to parent
Balance 12/31/04

Florida Power Corporation
Balance 9/30/04
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 12/31/04	Consolidated Retained Earnings
(in millions)
$ 2,475
    190
      4
   (143)
$ 2,526

Consolidated Retained Earnings
(in millions)
$ 1,338
     75
   (125)
     (1)
$ 1,287

Consolidated Retained Earnings
(in millions)

$1,064
   136
  (224)
$ 976

Retained Earnings
(in millions)
$ 1,218
     61
     (39)
       0
$ 1,240

t.

A computation in accordance with Rule 53(a) setting forth Progress Energy’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

On December 31, 2004, Progress Energy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs was approximately $1.294 billion, or about 53.84% of Progress Energy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2004. The investment authority remaining under the July 17, 2002 order is approximately $2.707 billion as of December 31, 2004.

u.

A statement of Progress Energy’s “aggregate investment” in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

December 31, 2004
Total capitalization Net utility plant Total consolidated assets Common Equity Market Value (2)	(in millions) $18,280 $14,708 $26,338 $11,187	Percentage (1) 7.1% 8.8% 4.9% 11.6%

(1)     The above percentages assume an aggregate investment in EWGs of $1.294 billion
(2)     Market value of common equity assumes the following:

Total common shares at 12/31/04 Closing share price at 12/31/04 Total market value	247,274,825 $45.24 $11,186,713,083

v.	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

Capital Structure as of December 31, 2004 (in millions)	Progress Energy		CP&L		Florida Power Corporation
Common stock equity Preferred securities Long-term debt (1) Long-term debt affiliate Notes to affiliated companies Short-term obligations Total	7,633 93 9,600 270 0 684 ------ 18,280	41.8% 0.5% 52.5% 1.5% 0.0% 3.7% 100.0%	3,072 59 3,050 0 116 221 ----- 6,518	47.1% 0.9% 46.8% 0.0% 1.8% 3.4% 100.0%	2,681 34 2,101 809 431 293 ------ 6,349	42.2% 0.5% 33.1% 12.7% 6.8% 4.7% 100.0%

(1)	Includes current portion of long-term debt

w.

For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy’s loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by Rule 45(c).

None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2004. A response to this item was filed confidentially pursuant to 17 CFR § 250.104.

x.

Future registration statements filed under the Securities Act of 1933 during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

            None.

PROGRESS ENERGY, INC. By: /s/ Geoffrey S. Chatas Geoffrey S. Chatas Executive Vice President and Chief Financial Officer